August 10, 2010

Michael D. Casey, Chief Executive Officer
Carter's Inc.
The Proscenium
1170 Peach Street NE, Suite 900
Atlanta, GA 30309

      Re: Carter's, Inc.
             Form 10-K for Fiscal Year Ended January 2, 2010
             Filed March 2, 2010
             File No. 1-31829

Dear Mr. Casey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 2, 2010 (including Part III, incorporated by reference from Schedule 14A)

1. We note your disclosure on page seven in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

> the company is responsible for the adequacy and accuracy of the disclosure in the filings;

> staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

> the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Blaise Rhodes (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.   Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Michael D. Casey
        Via facsimile to (404) 892-3079